August 12, 2013

To:  Pamela Long

Assistant Director

Re:  Pack Fuerte, Inc.

Registration Statement on Form S-1

Filed June 27, 2013

File No. 333-187007

Dear Ms Long:

Thank you for your letter dated July 8, 2013. Regarding your comments, please find in the following pages our responses.

General

1.    We note your response to comment one of our letter dated May 13, 2013, in which you describe reaching out to three manufacturers of safes over the past month. You do not disclose whether further research and development is required or the manner in which this research and development would be undertaken, or provide a basis for your disclosed time frame of 120 days to having a prototype. We re-issue comment one of our letter dated March 28, 2013. Please significantly enhance your disclosure to clearly describe a business plan commensurate with that of an operating company and your anticipated funding for that plan, or please revise your registration statement to comply with Rule 419. In addition, note that your disclosure on page 33 that you are considering merging with an operating company strongly suggests that Rule 419 disclosures appropriate.

Response:

We have deleted the above mentioned phrase on page 35 and we have also revised our prospectus, starting on pages 5 and 25:

“As of the date of this prospectus, the Company has done some research and contacted some safes and lock boxes manufactures. The Company intends to have an initial prototype of the product within 120 days after we raise enough funds through this offering. Our final prototype(s) is (are) expected to be completed within 9 months (see our plan of operations for more details).

The Company has begun communications with several Companies that currently manufacture lock boxes and safes. We have started initial contacts with 3 manufactures, on June 11, 2013:

-      Mexgrand Metal Products Factory, China. We have received replies from Judy, sales manager on June 12, 15 and 16. They claim to be one of the leading safe manufactures in China.

-      World Safe, Thailand. We have received a reply on June 12, 2013 from Mr. Nattapon.

-      Security Safe Stop, Thailand. We are still waiting for their reply.

Based on this initial research, done via email communication, by our president, and considering his personal knowledge and opinion, we have concluded that there is no existing safe or safe box that would be ideal for our use currently in the Market. We will need to fully develop our product and for this reason, our products, when developed, will be unique.

We plan on using plastic to produce our safes, due to its resistance, lower weight and durability. However, we need to consider factors like: costs and availability of materials, the best possible shape for the Safe (round or sharp corners, for example), security and safety.

We intend to develop our prototype and then quote prices in order to find the suitable manufacturer for mass production. We believe that, with funds available, we can have an advantageous position and more confidence for negotiations with suppliers: we can negotiate better prices for payment in advance, set up lunch meetings and trips to negotiate in person and hire translators which could expand our possibilities for international negotiations for suppliers, if necessary.

Considering our initial research, it appears that China is a cheaper option for manufacturing our safes. However, because other factors could significantly affect our final costs (transportation, materials, etc), more research could be necessary. For the mass production, we may use one of the companies listed above or try to find other options, depending on negotiations and costs.

At this point, without a physical prototype developed, it is hard to estimate costs, functionality and our actual needs. It is also crucial to have at least one or a few different types of luggage in order to develop our prototype(s). Therefore, we believe at this point that further contact with these or other manufactures would be unproductive.

A functional prototype is a fundamental factor for our development and in order to have a prototype, we need funds to develop it. If we are unable to find or afford a suitable third party developer, our president could try to develop our prototype, however, the purchase of baggage (back packs, suitcases, luggage, etc), is essential for measurements and to define the proper placement for our product.

Pack Fuerte

OPEN VIEW

SIDE VIEW

TOP VIEW

Opening

Currently the Company doesn’t have enough funds to develop our prototype(s). For these reasons, our main concern as of the date of this prospectus is to employ our efforts in this offering in an effort to raise the necessary capital through the sale of our common stock.

If we are unable to successfully market our intellectual property to luggage manufacturers, our business will fail.”

We have also made some adjustments on page 49:

 “Developing our product consists in measuring and analyzing existing baggage (back packs, suitcases, luggage, etc) to figure out the best way to have our product in it without compromising excessive space, weight and the look of each product. At this time, we plan on having it installed on the inside back part of the baggage. Based on our initial research, we believe there is no existing safe or safe box that would be ideal for our products. We plan on using plastic to produce our safes, due to its resistance, lower weight and durability. However, we need to consider factors like: costs and availability of materials, the best possible shape for the Safe (round or sharp corners, for example), security and safety.

We would also need to find the best option for hinges for the top door (which would allow to insert the valuables) and for the inside door (to open and retrieve the valuables). The best way to have the doors placed and working will also need to be developed. We would analyze the best possibility for the openings considering the width and height, the way it would open, close and lock, without compromising too much space.

We would need to determine the ideal thickness of the safe walls, considering the cost for the installation of our product without changing too much the final appearance of the luggage.

We intend to search for third party professional developers because they would be more qualified and experienced and it would probably result in a better final product. We’d look for someone with knowledge on different materials costs, weight and resistance.”

General Information About Pack Fuerte, Inc., page 5

2.    We note your statement here and on page 46 that "[b]ased on our initial safe research, maybe there is no existing safe or safe box that would be ideal for our products." Please clarify the meaning of this statement, as your business plan contemplates the creation of a novel product, rather than the use of an existing product. Please also supplementally inform us of the nature and scope of your "initial safe research."

Response:

We have addressed this comment in the response to the comment above.

Risk Factors, page 10

Since our company's sole officer and director currently owns 100% of the outstanding common

Stock, investors may find that his decisions are contrary to their interests, page 12.

3.    Please clarify the sentence "[h ]is interest may differ from those of the other stockholders, possibly causing negative results with corporate transactions and he may be unable to accommodate the proper amount of time to devote to the company." It is unclear how the lack of alignment between Mr. Sriphanorm's interest and public investors may cause "negative results with corporate transactions." In addition, Mr. Sriphanorm's limited time to devote to Pack Fuerte does not appear relevant to the risk discussed under this heading, which appears to be the potential lack of alignment of interests between Mr. Sriphanorm, as majority shareholder and corporate officer, and public investors. Please restrict your discussion of the impact of Mr. Sriphanorm's limited amount of time to the risk factor that explicitly addresses that issue on page 13, and ensure that the discussion under that risk factor clearly addresses all material facets of that risk.

Response:

We revised the above mentioned Risk Factor starting on page 14:

“Since our company’s sole officer and director currently owns 100% of the outstanding common stock, investors may not agree with his decisions.

…

… His decisions may differ from those of the other stockholders, and a wrong decision can possibly cause negative results with corporate transactions.”

Dilution, page 18

4.    Please supplementally advise us of the manner in which you determined that the net book value per share, prior to the offering, was $0.000.

Response:

We have corrected the net book value per share, prior to the offering value in our Dilution table on page 19 ($0.000014).

We have calculated this value using the following formula:

Net tangible book / Number of shares after offering held by existing stockholders = $166/11,500,000 = $0.000014

*Net tangible value = Assets ($4,720) + account receivables ($0) – liabilities ($4,554)

Net tangible value = $166

Security Ownership of Certain Beneficial Owners and Management, page 54

5.  We note your statement that Mr. Sriphanorm took the initiative in founding and organizing your business. This appears to be incorrect, as Mr. Sriphanorm did not found or direct the organization of your corporation, but purchased the equity in your company from Mr. Peralta, who is referred to in the Articles of Incorporation, signed your bylaws, initially served as the corporate officer, and was the sole shareholder, and thus appears to have been the corporate founder and a promoter as defined by Rule 405 of the Securities Act. Please refer to that Rule for a definition of the term "promoter," and please revise accordingly to include the disclosure called for by Item 404 (c) of Regulation S-K regarding Mr. Peralta.

Response:

We have revised the first paragraph under the table on page 58:

“[1] The person named in the above table may be deemed to be a “promoter” of our Company because acting alone; he takes initiative in organizing our business. Currently, Mr. Sriphanorm is the only “promoter” of our Company. Mr. Peralta may have being deemed to be a “promoter” of Pack Fuerte, Inc. because he initially served as the corporate officer, was the sole shareholder until November 26, 2011, and have been the corporate founder.  Currently, Mr. Peralta does not own any security and he does not hold any position in our Company since his resignation. Further, no one have received and will not directly or indirectly receive in consideration of services or property, or both services and property, any class of securities of the Company or any proceeds from the sale of any class of such securities. There is no amount of anything of value (including money, property, contracts, options or rights of any kind) received or to be received, directly or indirectly, by any current or past promoter.”

Pack Fuerte, Inc.

/s/ Bunloet Sriphanorm

Bunloet Sriphanorm

President and Director

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer